भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

[redacted]

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

06015448

ma Marg,

दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/ 2132 14-07-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30th June 2006.
CENTRAL BOARD'S MEETING ON 27-07-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2111 dated the July 14, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
JUL 2 5 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 4 2006
WASH., D.C.
192

dlw 7/25

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/2111 दिनांक / Date : 14-07-2006

Dear Sir,

LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30th June 2006
CENTRAL BOARD'S MEETING ON 27-07-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 27th July 2006 to take on record the unaudited working results of the Bank for the quarter ended on 30th June 2006. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 27th July 2006.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

मुंबई S.B.I. C.O. Mumbai शेयर एवं बांड विभाग S & B Deptt.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 4 2006
WASH. D.C.
192

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 27th July 2006 at Mumbai to take on record the working results of the Bank for the quarter ending 30th June 2006.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

STATE BANK OF INDIA
AUDIT & APPROPRIATION
CORPORATE CENTRE, MUMBAI

S.B.I. C.O. Mumbai
S & S Deptt.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 24 2006
WASH., D.C.
192

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /   दिनांक / Date :

CO/S&B/PCR/2006/ 2110   12-07-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2093 dated the July 12, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SEC MAIL RECEIVED PROCESSING
JUL 24 2006
WASH. D.C. 192 SECTION

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/PCR/2006/2093

दिनांक / Date : 12-07-2006

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June 2006 in the new format. We also enclose a soft copy of the same and we have emailed the statement as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Reserve Bank of India	31,43,38,700	59.73
Financial Institutions: 1. Life Insurance Corporation of India	2,40,68,756	4.57
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	1,19,14,543	2.26
2. Fidelity Management & Research Co A/c Fidelity Investment Trust - Fidelity	70,00,000	1.33
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,14,54,618	7.88
/Total Holding of FIIs/NRIs/GDRs	10,43,70,716	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

SEC MAIL PROCESSING SECTION RECEIVED JUL 24 2006 WASH., D.C. 192

मुंबई S.B.I. C.O. शेयर्स एवं बांड विभाग S & B Deptt. Mumbai

FILE NO. 82.4524

Cate-gory code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares in demat form	Total shareholding as % age of total no. of shares	
					As a Percetage of (A+B)	As a Percetage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group2**					
	Indian					
(a)	Individuals/ Hindu Undivided Family	0	0		0.00000	0.00000
(b)	Central Government/ State Government(s)	0	0		0.00000	0.00000
(c)	Bodies Corporate	0	0		0.00000	0.00000
(d)	Financial Institutions/ Banks	0	0		0.00000	0.00000
(e)	Any Other	0	0		0.00000	0.00000
	(specify) HELD BY RESERVE BANK OF INDIA	4	314338700		59.72627	59.72627
	Sub-Total (A)(1)	4	314338700	0	59.72627	59.72627
-2	Foreign					
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0		0.00000	0.00000
(b)	Bodies Corporate	0	0		0.00000	0.00000
(c)	Institutions	0	0		0.00000	0.00000
(d)	Any Other (specify)	0	0		0.00000	0.00000
	Sub-Total (A)(2)	0	0	0	0.00000	0.00000
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	4	314338700	0	59.72627	59.72627

SEC MAIL RECEIVED PROCESSING
JUL 24 2006
192
WASH. D.C. SECTION

DFS & S LTD MUMBAI

S.B.I. C.O Mumbai S & S Deptt

FILE NO. 82.4524

(B)	**Public shareholding3**					
-1	**Institutions**					
(a)	Mutual Funds/ UTI	174	27038190	27008860	5.13742	5.13742
(b)	Financial Institutions/ Banks	99	25079724	25063734	4.76530	4.76530
(c)	Central Government/ State Government(s)	9	4750076	4648444	0.90254	0.90254
(d)	Venture Capital Funds	0	0		0.00000	0.00000
(e)	Insurance Companies	7	5548297	5548197	1.05421	1.05421
(f)	Foreign Institutional Investors	224	62626129	62519353	11.89935	11.89935
(g)	Foreign Venture Capital Investors	0	0		0.00000	0.00000
(h)	Any Other (specify)	0	0		0.00000	0.00000
	Sub-Total (B)(1)	513	125042416	124788588	23.75882	23.75882
-2	**Non-institutions**	0				
(a)	Bodies Corporate	4334	10962415	10834053	2.08293	2.08293
(b)	Individuals -	0	0		0.00000	0.00000
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh.	534692	31333534	16528359	5.95356	5.95356
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	52	2862566	2848879	0.54391	0.54391
(c)	Any Other (specify)					
	i. Non-Residents	2242	289969	262620	0.05510	0.05510
	ii. General Others	286	14660	8464	0.00279	0.00279
	Sub-Total (B)(2)	541606	45463144	30482375	8.63827	8.63827
	Total Public Shareholding (B)= (B)(1)+(B)(2)	542119	170505560	155270963	32.39710	32.39710
	TOTAL (A)+(B)	**542123**	**484844260**	**155270963**	92.12337	92.12337
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**41454618**	**41454618**	7.87663	7.87663
	GRAND TOTAL (A)+(B)+(C)	**542124**	**526298878**	**196725581**	**100.00000**	**100.00000**

MUMBAI

S.B.I. CO Mumbai S & B Deptt

FILE NO. 82.4524

	(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"		
Sr. No.	**Name of the shareholder**	**Number of shares**	**Shares as a percentage of total no. of shares{I.e., Grand Total(A)+(B)+(C) indicated in statement at para (I) (a) above}**
1	Reserve Bank of India	314338700	59.7262721
	TOTAL	314338700	59.7262721
	(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares		
Sr. No.	**Name of the shareholder**	**Number of shares**	**Shares as a percentage of total no. of shares{I.e., Grand Total(A)+(B)+(C) indicated in statement at para (I) (a) above}**
1	Fidelity Management & Research Company A/C Fidelity Investment Trust - Fidelity Diversified Inernational	7000000	1.3300427
2	CLSA Merchant Bankers Ltd. A/C CLSA (Mauritius) Ltd.	11914543	2.2638359
3	Life Insurance Corporation Of India	24068756	4.5732106
	TOTAL	**42983299**	**8.1670892**
	(I)(d) Statement showing details of locked-in shares		
Sr. No.	**Name of the shareholder**	**Number of locked-in shares**	**Shares as a percentage of total no. of shares{I.e., Grand Total(A)+(B)+(C) indicated in statement at para (I) (a) above}**
	N /A	N /A	N /A
	TOTAL	N /A	N /A

FILE NO. 82.4524

FILE NO. 82.4[illegible]

	(II)(a) Statement showing details of Depository Receipts(DR's)		
Sr. No.	Type of outstanding DR (ADR's, GDR's, SDR's, etc.)	Number of outstanding GDR's	Shares as a percentage of total no. of shares{I.e., Grand Total(A)+(B)+(C) indicated in statement at para (I) (a) above}
1	The Bank Of New York	41454618	7.8766305
	TOTAL	41454618	7.8766305
	(II)(b) Statement showing holding of Depository Receipts(DR's), where underlying shares are in excess of 1% of the total no. of shares		
Sr. No.	Type of outstanding DR (ADR's, GDR's, SDR's, etc.)	Number of outstanding GDR's	Shares as a percentage of total no. of shares{I.e., Grand Total(A)+(B)+(C) indicated in statement at para (I) (a) above}
1	The Bank Of New York	41454618	7.8766305
	TOTAL	41454618	7.8766305

FILE NO. 82.4524

DFS & S LTD. MUMBAI

S.B.I. C.O. Mumbai S & B Deptt.